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Exhibit 99.5

RAYMOND JAMES

December 29, 2004

        Raymond James & Associates, Inc. ("Raymond James") hereby consents to the inclusion of the opinion letter of Raymond James dated October 30, 2004 to the Special Committee of the Board of Directors and to the reference thereto in the Form S-4 and any amendments thereto relating to the proposed combination of Kaneb Pipe Line Partners, L.P., Kaneb Services LLC and Valero L.P.  In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are "experts" for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Very truly yours,

Raymond James & Associates, Inc.

RAYMOND JAMES & ASSOCIATES, INC.

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  Exhibit 99.5
RAYMOND JAMES